SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

CORPORATE EVENTS CALENDAR – 2022

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Linneu Gomes, s/n, Portaria 3, Prédio 24, parte, Jardim Aeroporto CEP 04626-020 – São Paulo - SP
Internet Site	www.voegol.com.br/ri
Director of Investor Relations	Name: Richard Freeman Lark Jr.
E-mail:ri@voegol.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Responsible for Investor Relations Area	Name: Richard Freeman Lark Jr.
E-mail: ri@voegol.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
Material Fact or Act Websites Disclosure	Portal Valor Econômico - www.valor.com.br/valor-ri Portal NEO1 - www.portalneo1.net
The Company is bound to submit all matters of arbitration to the Market Arbitration Chamber, pursuant to the Arbitration Clause of the Company’s Bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, related to the fiscal year ended on 12/31/2021
EVENT	DATE
Accessible to Stockholders	03/11/2022
Submission to B3	03/11/2022
Publication	03/11/2022

Standardized Financial Statement (DFP), related to the fiscal year ended on 12/31/2022
EVENT	DATE
Submission to B3	03/11/2022

1

Annual Financial Statements and Consolidated Financial Statements, when applicable, according to international standards, related to the fiscal year ended on 12/31/2021
EVENT	DATE
Submission to B3	03/11/2022

Cash Payments from net income from the fiscal year ended on 12/31/2021
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Date
ON/PN
-	-	-	-	-

Reference Form for the ongoing fiscal year
EVENT				DATE
Submission to B3				05/27/2022

Quarterly Financial Statements – ITR
EVENT	DATE
Submission to B3
Related to the 1st quarter 2022	04/28/2021
Related to the 2nd quarter de 2022	07/28/2021
Related to the 3rd quarter de 2022	10/27/2021

Quarterly Financial Statements in English or in accordance with international standards
EVENT	DATE
Submission to B3
Related to the 1st quarter 2022	04/28/2021
Related to the 2nd quarter de 2022	07/28/2021
Related to the 3rd quarter de 2022	10/27/2021

Annual and Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	03/29/2022 03/30/2022 03/31/2022
Submission of the Call Notice to B3	03/29/2022
Submission of the Administrative Proposal to B3	03/29/2022
Annual and Extraordinary Shareholders’ Meeting	04/29/2022
Filing of the main resolutions of the Annual and Extraordinary Shareholders’ Meeting to B3	04/29/2022
Submission of the Minutes of the Annual and Extraordinary Shareholders’ Meeting to B3	04/29/2022

2

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts and Investors – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ri	06/24/2022

Conference Call to discuss quarterly results in (IFRS)
EVENT	DATE
Conference Call to discuss the 4th quarter and fiscal year of 2021 Financial results	03/14/2022
Conference Call to discuss the 1st quarter 2022 financial results	04/28/2022
Conference Call to discuss the 2nd quarter 2022 financial results	07/28/2022
Conference Call to discuss the 3rd quarter 2022 financial results	10/27/2022

Board of Directors’ Meetings
EVENT	DATE
Board of Directors’ Meeting - 4th quarter 2021 financial results	03/10/2022
Filing of the main resolutions of the Board of Directors’ Meeting to B3	03/10/2022
Submission of the Minutes of Board of Directors’ Meeting to B3	03/10/2022
EVENT	DATE
Board of Directors’ Meeting - 1st quarter 2022 financial results	04/26/2022
Filing of the main resolutions of the Board of Directors’ Meeting to B3	04/26/2022
Submission of the Minutes of Board of Directors’ Meeting to B3	04/26/2022
EVENT	DATE
Board of Directors’ Meeting - 2nd quarter 2022 financial results	07/26/2022
Filing of the main resolutions of the Board of Directors’ Meeting to B3	07/26/2022
Submission of the Minutes of Board of Directors’ Meeting to B3	07/26/2022
EVENT	DATE
Board of Directors’ Meeting - 3rd quarter 2022 financial results	10/25/2022
Filing of the main resolutions of the Board of Directors’ Meeting to B3	10/25/2022
Submission of the Minutes of Board of Directors’ Meeting to B3	10/25/2022
EVENT	DATE
Board of Directors’ Meeting - 2023 Budget	11/23/2022
Filing of the main resolutions of the Board of Directors’ Meeting to B3	11/23/2022
Submission of the Minutes of Board of Directors’ Meeting to B3	11/23/2022

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer